DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

[redacted]

March 24, 2005

Bryan S. White
Vice President and Senior Counsel
Hilton Hotels Corporation
Hilton Hotels Corporation World Headquarters
9336 Civic Center Drive
Beverly Hills, CA 90210

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/24/2005

Re: Hilton Hotels Corporation
Incoming letter dated January 19, 2005

Dear Mr. White:

This is in response to your letter dated January 19, 2005 concerning the shareholder proposal submitted to Hilton by the Trowel Trades S&P 500 Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association,
Trustee of the Fund
Trowel Trades S&P 500 Index Fund
P.O. Box 75000
Detroit, MI 48275

Hilton

BRYAN S. WHITE
VICE PRESIDENT AND
SENIOR COUNSEL

January 19, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hilton Hotels Corporation – Rule 14a-8 Stockholder Proposal

Ladies and Gentlemen:

This letter is submitted on behalf of Hilton Hotels Corporation, a Delaware corporation ("Hilton" or the "Company"), pursuant to Rule 14a-8(j) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended. For the reasons stated below, Hilton requests concurrence by the Staff of the Division of Corporation Finance that it will not recommend any enforcement action against the Company if the Company omits from its proxy materials to be distributed in connection with its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials") a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by the Trowel Trades S&P 500 Index Fund ("Proponent") in a letter dated November 30, 2004, a copy of which is attached as Exhibit A. As provided by Rule 14a-8(j), the Company is submitting six (6) copies of this letter and Exhibit A hereto, and is simultaneously providing the Proponent with a copy of this submission.

The Proposal

A copy of the Proposal and the Supporting Statement is attached but, for ease of reference, the text of the resolution contained in the Proposal is as follows:

> "RESOLVED: that the shareholders of Hilton Hotels Corp. ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive."

Dir Tel: 310/205-4339 • Fax: 310/205-4613 • Email: bryan_white@hilton.com
Hilton Hotels Corporation World Headquarters • 9336 Civic Center Drive, Beverly Hills, CA 90210
Tel: +1 310 278 4321 • www.hiltonworldwide.com

Statement of Reasons for Omission

Hilton believes it may properly omit the Proposal and the Supporting Statement from its 2005 Proxy Materials because the Proposal and Supporting Statement contain false and misleading statements and are impermissibly vague and indefinite contrary to the Commission's proxy rules, including Rule 14a-9 and, therefore, may be omitted under Rule 14a-8(i)(3).

A. *The Proposal and Supporting Statement or portions thereof may be excluded pursuant to Rule 14a-8(i)(3) because they are false and misleading.*

Rule 14a-8(i)(3) provides that a company may omit from its proxy materials a proposal or supporting statement that is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In 2004, the Commission determined that the phrase "commonly known as golden parachutes" included in stockholder proposals nearly identical to the Proposal could be deleted from the supporting statements of such proposals on the basis that such phrase may be materially false or misleading under Rule 14a-9. See PMC-Sierra, Inc. (March 1, 2004) and First Energy Corp. (February 26, 2004). Hilton believes that the words "commonly known as golden parachutes" contained in the Supporting Statement of the Proposal are materially false and misleading and may be omitted pursuant to Rule 14a-8(i)(3) for the reasons described below.

The Proponent asserts that the arrangements described in the resolution are commonly known as "golden parachutes." The Proposal relates to compensation arrangements which are different from and more broadly defined than "golden parachutes", which are generally defined as compensation pacts made with executives or employees in connection with a change in control of a company. The Proposal, on the other hand, concerns severance agreements, including employment agreements and retirement agreements without regard to whether there is a change in control. The label of "golden parachutes" is therefore misleading for stockholders, who may be led to believe that the Proposal only applies to severance arrangements triggered by a change in control.

For the foregoing reasons, Hilton believes that the Proposal and Supporting Statement may be omitted from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(3). In the event that the Commission does not concur with the omission of the entire Proposal and Supporting Statement, Hilton believes the words "commonly known as golden parachutes" contained in the Supporting Statement may be properly omitted from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

B. *The Proposal and Supporting Statement may be omitted pursuant to Rule 14a-8(i)(3) because they are so vague and indefinite as to be inherently misleading.*

The Commission has consistently taken the position that a company may omit a stockholder proposal from its proxy materials that is so vague and indefinite that neither the voting stockholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would be taken if the proposal were adopted. See Woodward

Governor Company (November 26, 2003) (proposal that board implement compensation policy based on "stock growth" held to be excludable); General Electric Company (February 5, 2003) (proposal calling for senior executive and board compensation "not to exceed more than 25 times the average wage of hourly working employees" held to be excludable).

In the Proposal, the Proponent defines the term "future severance agreements" to include "retirement agreements" and "benefits" to include "the estimated present value of periodic retirement payments." Currently the Company has pension and other plans qualified under ERISA which by their terms may provide for benefits with a present value in excess of three times annual base salary and bonus. These plans are available to both executive and non-executive employees, and the same terms apply to all participants. It is not clear whether this Proposal would require stockholder approval for amendments or changes to these plans where the majority of persons affected would be non-executive employees because of the effect on an executive's retirement package.

In addition, the proposal is vague as to the time frame for measuring whether an executive's "benefits" exceed 2.99 times his or her base salary plus bonus. As an executive's base salary plus bonus changes over time, the Company would need to assess whether these changes result in the executive's "benefits" under various retirement plans exceeding the 2.99 times threshold and, if they do, make a determination about when to seek stockholder approval of the "severance agreement."

It is also unclear whether the Proponent intends that all fringe benefits, perquisites and consulting fees between the Company and an executive (or former executive) be subject to stockholder approval. "Benefits" are defined to include "fringe benefits, perquisites and consulting fees" paid to a Company executive, but none of these terms are themselves defined. In many cases it may be unclear how to calculate fringe benefits, such as medical and dental reimbursement that may be covered in future years.

For the foregoing reasons, the Company believes that the Proposal is thus so vague and indefinite that neither the stockholders voting on the Proposal nor the Hilton Board in implementing the Proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires and specifically what "severance agreements" would be required to be submitted for stockholder approval. For the foregoing reasons, Hilton believes that the Proposal may be properly omitted from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(3).

If the Commission Staff desires further information or has any questions concerning this letter, please call the undersigned at (310) 205-4339. Please acknowledge receipt of this letter and the materials enclosed herewith by file-stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Bryan S. White

BSW:eal
cc: Madeleine A. Kleiner
Jake McIntyre
(Trowel Trades S&P 500 Index Fund)

Trowel Trades S&P 500 Index Fund

P.O. Box 75000
Detroit, MI 48275

November 30, 2004

Via Facsimile Transmission and Next Day Air
(310) 205-7677

Ms. Madeleine A. Kleiner
Ex. VP/Gen. Counsel/Corporate Secretary
Hilton Hotels Corp.
9336 Civic Center Drive
Beverly Hills, CA 90210

RE: Trowel Trades S&P 500 Index Fund

Dear Ms. Kleiner:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2004 proxy statement of Hilton Hotels Corp. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please call me at (313) 222-9895 with any questions.

Sincerely,

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

RESOLVED: that the shareholders of Hilton Hotels Corp. ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

SUPPORTING STATEMENT

In our opinion, severance agreements as described in this resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

For those reasons, we urge shareholders to vote for this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hilton Hotels Corporation
Incoming letter dated January 19, 2005

The proposal urges the board of directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

We are unable to concur in your view that Hilton may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Hilton may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Kurt K. Murao
Attorney-Advisor